FORM 5

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

☐ Form 3 Holdings Reported

☐ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer
Hanna, James S.	**YoCream International, Inc. YOCM**	(Check all applicable) ___**X**__ Director ___**X**__ 10% Owner _____ Officer (give _____ Other (specify title below) below)

(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year **October 31, 2002**	7. Individual or Joint/Group Reporting (check Applicable Line) __**X**__ Form filed by One Reporting Person _____ Form filed by More than One Reporting Person
5858 NE 87th Avenue			
(Street)		5. If Amendment, Date of Original (Month/Year)	
Portland, OR 97220-0000			

(City) (State) (Zip)	**Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned**

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price			
Common Stock						**231,680.00**	**D**	
Common Stock						**8,915.00**	**I**	**By Spouse**

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

(Over)

SEC 2270 (3-99)

FORM 5 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (052802dir) (right to buy)	$5.26	05/28/2002	A	5,000.00		01/01/2003	05/31/2007	Common Stock	5,000.00		5,000.00	D	
Non-Qualified Stock Option (right to buy)	$4.00					(1)	08/31/2003	Common Stock	12,600.00		12,600.00	D	
Non-Qualified Stock Option (right to buy)	$4.00					05/15/2000	10/31/2004	Common Stock	6,000.00		6,000.00	D	

Explanation of Responses:

See attached statement

/s/Cliff E. Spencer   **12/13/2002**

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person   Date

Cliff E. Spencer, Attorney-in-Fact for James S. Hanna

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Form 5

October 31, 2002

Hanna, James S.

5858 NE 87th Avenue

Portland, OR 97220-0000

Explanation of responses:

(1)   **Option vests 5,000 shares on 9/14/99; 5,000 shares on 9/14/00; and 5,000 shares on 9/14/01.**